News Release
B2Gold Reports Strong First Quarter 2018 Results;
Significant Beat Against Budget for Cash Operating Costs and AISC and Dramatic Increase in
Cash Flows from Operating Activities to $147 million;
Record Quarterly Gold Production of 240,000 ounces and Record Quarterly Revenues of $344 Million

Vancouver, May 9, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the first quarter of 2018. The Company previously released its gold production and gold revenue for the first quarter of 2018 (see news release dated 04/11/18). All dollar figures are in United States dollars unless otherwise indicated.

2018 First Quarter Highlights

•

Record quarterly consolidated (commercial) gold production of 239,684 ounces, a significant increase of 81% (106,948 ounces) over the same period last year and 7% (16,252 ounces) above budget, due to the continued strong performances of the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia

•	Record quarterly consolidated gold revenue of $344 million, a significant increase of 135% ($198 million) over the same period last year
•	Fekola Mine continued to operate above plan since achieving commercial production on November 30, 2017, producing 114,142 ounces of gold in the quarter, 11% (11,228 ounces) above budget
•	Consolidated cash operating costs (see “Non-IFRS Measures”) of $481 per ounce, well below budget by $67 per ounce (12%) and $83 per ounce (15%) lower than the prior-year quarter
•

Consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of $750 per ounce, significantly below budget by $147 per ounce (16%) and $139 per ounce (16%) lower than the prior- year quarter

•	Consolidated cash flows from operating activities of $147 million ($0.15 per share), significantly increasing by $107 million (272%) from $40 million ($0.04 per share) in the prior-year quarter
•	Strong cash position of $168 million at quarter-end
•

B2Gold is well on target to achieve transformational growth in 2018 and meet its annual guidance of between 910,000 and 950,000 ounces of gold production in 2018 at cash operating costs of between $505 and $550 per ounce and AISC of between $780 and $830 per ounce

•

B2Gold is projecting a dramatic increase in its annual consolidated cash flows from operating activities, expected, over the next three years, beginning in 2018, to average approximately $0.5 billion per year

2018 First Quarter Operational Results

With the Fekola Mine, the Company’s largest and lowest cost mine, now in production, consolidated gold production in the first quarter of 2018 was a quarterly record of 239,684 ounces, a significant increase of 81% (106,948 ounces) over the same period last year and 7% (16,252 ounces) above budget. In its first full-quarter of operations (after achieving commercial production on November 30, 2017 within only 60 days from start-up), the new Fekola Mine continued to operate above plan, producing 114,142 ounces of gold in the first quarter of 2018, 11% (11,228 ounces) above budget. The Masbate Mine and Otjikoto Mine also had a solid start to the year with both mines exceeding their targeted production levels for the quarter.

Consolidated cash operating costs in the quarter were $481 per ounce, well below budget by $67 per ounce (12%) and $83 per ounce (15%) lower than the prior-year quarter. The favourable budget variance was attributable to the higher than budgeted production at the Fekola, Otjikoto and Masbate mines combined with lower than budgeted production costs at these mines. Consolidated AISC in the first quarter were $750 per ounce, significantly below budget by $147 per ounce (16%) and $139 per ounce (16%) lower than the prior-year quarter, reflecting the lower cash operating costs noted above and lower than planned capital expenditures mainly at La Libertad Mine which are expected to be incurred later in 2018.

B2Gold is well on target to achieve transformational growth in 2018. For full-year 2018, with the planned first full year of production from the Fekola Mine, consolidated gold production is forecast to be between 910,000 and 950,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 from 2017. For full-year 2018, the Company’s forecast consolidated cash operating costs range is between $505 and $550 per ounce and AISC are expected to decrease by approximately 6% from 2017 to between $780 and $830 per ounce.

This increase in production levels combined with low costs are projected to dramatically increase B2Gold’s production, revenues, cash from operations and cash flow for many years. Based on current assumptions (including a gold price assumption of $1,300 per ounce), on average over the next three years, beginning in 2018, the Company is projecting per annum gold sales revenues of approximately $1.2 billion, cash flows from operating activities of approximately $0.5 billion and a significant increase in free cash flow (operating cash flows less investing cash flows).

2018 First Quarter Financial Results

Consolidated gold revenue in the first quarter of 2018 was a quarterly record of $344 million on record sales of 259,837 ounces at an average price of $1,325 per ounce compared to $146 million on sales of 119,937 ounces at an average price of $1,219 per ounce in the first quarter of 2017. This significant increase in revenue of 135% ($198 million) was attributable to the new production from the Fekola Mine, as well as a 9% increase in the average realized gold price and the timing of gold shipments (including 27,450 ounces sold in the quarter which related to Fekola’s December 31, 2017 bullion and in-circuit gold inventories).

Consolidated gold revenue for the first quarter of 2018 included $15 million relating to the delivery of gold into the Company’s Prepaid Sales contracts (accounted for as deferred revenue). During the quarter, 12,908 ounces of gold were delivered under these contracts.

For the first quarter of 2018, consolidated cash flows from operating activities increased by $107 million (272%) to $147 million ($0.15 per share) from $40 million ($0.04 per share) in the prior-year quarter. This significant increase was driven by the record quarterly consolidated gold sales (as discussed above) combined with lower per ounce production costs.

For the first quarter of 2018, the Company generated net income of $57 million ($0.06 per share) compared to a net loss of $5 million (negative $0.01 per share) in the first quarter of 2017. Adjusted net income (see “Non-IFRS Measures”) for the first quarter of 2018 was $57 million ($0.06 per share) compared to adjusted net income of $19 million ($0.02 per share) in the first quarter of 2017.

Liquidity and Capital Resources

At March 31, 2018, the Company had cash and cash equivalents of $168 million compared to cash and cash equivalents of $147 million at December 31, 2017. The Company had a working capital deficit at March 31, 2018 of $88 million compared to a working capital deficit of $99 million at December 31, 2017. The working capital deficit is a result of the classification of the Company’s convertible senior subordinated notes to current liabilities since they mature on October 1, 2018.

At March 31, 2018, the Company had drawn $275 million under its $500 million Revolving Credit Facility (“RCF”), leaving an undrawn and available balance under the existing facility of $225 million. Subsequent to March 31, 2018, the Company repaid an additional net $25 million under the RCF leaving an undrawn and available balance under the RCF of $250 million. With the successful and earlier than anticipated ramp-up of the Fekola Mine in 2017, the Company has begun to reduce its overall consolidated debt levels, including making $75 million of repayments on its RCF in the first quarter of 2018. The planned repayment of debt in 2018 includes the anticipated repayment of the Company’s $259 million convertible notes which mature on October 1, 2018, unless the notes are converted into shares prior to that date (conversion price of $3.93 per share). The Company projects (based on current assumptions, including a $1,300 per ounce gold price) that it will have sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay the notes in full and maintain a strong cash position.

Operations

Mine-by-mine gold production in the first quarter of 2018 was as follows:

Mine	Q1 2018 Gold Production (ounces) (1)	2018 Annual Production Guidance (ounces) (1)
Fekola	114,142	400,000 - 410,000
Masbate	53,147	180,000 - 190,000
Otjikoto	39,499	160,000 - 170,000
La Libertad	19,367	115,000 - 120,000
El Limon	13,529	55,000 - 60,000

B2Gold Consolidated	239,684	910,000 - 950,000

(1) B2Gold’s Q1 2018 production results and 2018 annual production guidance are presented on a 100% basis.

Mine-by-mine cash operating costs and AISC per ounce in the first quarter of 2018 were as follows:

Mine	Q1 2018 Cash Operating Costs ($ per ounce)	2018 Annual Cash Operating Costs Guidance ($ per ounce)	Q1 2018 AISC ($ per ounce)	2018 Annual AISC Guidance ($ per ounce)
Fekola	$268	$345 - $390	$486	$575 - $625
Masbate	$542	$675 - $720	$751	$875 - $925
Otjikoto	$569	$480 - $525	$758	$700 - $750
La Libertad	$1,023	$745 - $790	$1,330	$1,050 - $1,100
El Limon	$1,007	$700 - $750	$1,586	$1,135 - $1,185

B2Gold Consolidated	$481	$505 - $550	$750	$780 - $830

Fekola Gold Mine - Mali

In its first full-quarter of operations (after achieving commercial production on November 30, 2017 within only 60 days from start-up), the new Fekola Mine in Mali continued to demonstrate strong sustained operational performance by running above plan on mill feed grade, throughput and recoveries. This resulted in the Fekola Mine producing 114,142 ounces of gold in the first quarter of 2018, 11% (11,228 ounces) above budget. Mill feed grade, throughput and recoveries were 2.84 grams per tonne (“g/t”) (compared to budget of 2.76 g/t), 1,316,818 tonnes (compared to budget of 1,249,474 tonnes) and 94.8% (compared to budget of 92.7%), respectively. Throughout the quarter, the operation continued to improve with many construction personnel making the transition to operations, together with training and skills development in all departments. Currently there are approximately 1,848 employees on site, of which approximately 93% are Malian. The Fekola Mine also continued its outstanding safety performance, achieving 694 days without a Lost-Time-Injury by quarter-end.

Fekola’s first quarter cash operating costs were $268 per ounce, well below budget by $70 per ounce (21%). This was mainly the result of higher than expected production combined with lower than expected mining costs (as a larger percentage of the waste tonnes mined consisted of soft material, not requiring drilling and blasting, and lowering the operational and maintenance costs of the mining equipment). Fekola’s AISC for the quarter were $486 per ounce, also well below budget by $116 per ounce (19%), reflecting the lower cash operating costs noted above.

Capital expenditures in the first quarter of 2018 totaled $21 million, mainly consisting of $7 million in construction carryover for the completion of the powerhouse and other projects, $2 million for Fadougou village relocation costs, $6 million for pre-stripping of phases 3 and 4 of the Fekola Pit and $4 million for the construction of stages 2 and 3 of the tailings storage facility.

Fekola’s rapid and successful ramp-up has surpassed the Company’s expectations. On September 25, 2017, the Company announced that its in-house construction team had completed construction of the Fekola mill on budget and commenced ore processing at the Fekola Mine, more than three months ahead of the original schedule. The first gold pour at the Fekola Mine was achieved on October 7, 2017. On November 30, 2017, the Fekola Mine achieved commercial production, one month ahead of the revised schedule and four months ahead of the original schedule. Gold production from the Fekola Mine in 2017 was 111,450 ounces (including 79,243 ounces of pre-commercial production), more than double the upper end of its original 2017 guidance range (of 55,000 ounces) due to its early start-up, high-quality construction and faster than expected ramp-up.

For full-year 2018, the Fekola Mine is forecast to produce between 400,000 and 410,000 ounces of gold at cash operating costs of between $345 and $390 per ounce and AISC between $575 and $625 per ounce.

The Fekola Shareholders’ Agreement and the Share Purchase Agreement for the purchase of the additional 10% of Fekola have been finalized and signed by the relevant Malian government ministers and the Malian Council of Ministers. The agreements are now subject only to ratification by the Mali National Assembly. The Company expects that ratification of the agreements will now be concluded during the National Assembly’s session in June 2018. Upon such ratification, the Company will transfer ownership of 20% of Fekola SA (the Company’s indirect subsidiary which owns the mine) to the State of Mali (consisting of a 10% free carried non-participating interest plus an additional 10% participating interest purchased by the State of Mali).

The Company recently announced (see news release dated 04/18/2018) positive exploration drill results from the Fekola North Extension zone. A total of approximately 10,000 metres of diamond drilling have now been completed this year in the Fekola North Extension zone. These drill results, combined with previous results, continue to convert resources to reserves within the resource pit boundary and further expand the Fekola North Extension zone mineralization to now at least one kilometre north of the Fekola reserve pit boundary. Along with previous results, these drill results confirm the potential for the Fekola deposit to increase in size significantly to the north, and indicate the potential, with further drilling, for a larger open-pittable resource and reserve. Drilling continues, and will be ongoing through the rest of 2018, to further define the Fekola North Extension zone and further infill drill the Fekola resource. The Company will continue to release material drill results, as they become available and expects to release an updated Fekola mineral resource before year-end.

In addition to Fekola, the 2018 Mali exploration budget includes approximately $8 million for further drilling on the Anaconda zones approximately 25 kilometres from Fekola. The drill program is well underway and is returning positive additional results from the near-surface saprolite zones and the recently-discovered good gold grade bedrock zones, beneath the saprolite (indicating the potential for large, Fekola-style mineralized zones). Further results will be released later in the year.

Masbate Gold Mine – The Philippines

The Masbate Mine in the Philippines continued its strong operational performance into the first quarter of 2018, producing 53,147 ounces of gold, 12% (5,854 ounces) above budget and 1% (585 ounces) higher compared to the prior-year quarter. The increase was mainly due to higher than expected oxide ore tonnage from Vein 5 of the Colorado Pit which positively impacted processing recoveries and throughput. Oxide ore represented 78% of the processed tonnage for the quarter versus a budget of 50%. The Masbate Mine also continued its outstanding safety performance, achieving almost two and a half years (898 days) without a Lost-Time-Injury by quarter-end.

For the quarter, mill throughput was 1,792,579 tonnes (compared to budget of 1,706,064 tonnes and 1,704,001 tonnes in the first quarter of 2017) and gold recoveries averaged 78.5% (compared to budget of 72.1% and 74.8% in the first quarter of 2017). The average grade processed was 1.17 g/t compared to budget of 1.20 g/t and 1.28 g/t in the first quarter of 2017. As expected, grades were higher in the prior-year quarter which was attributable to the high-grade ore from the Main Vein Stage 1 Pit which is no longer in production.

Masbate’s first quarter cash operating costs were $542 per ounce, significantly below budget by $152 per ounce (22%) and comparable with the prior-year quarter. Cash operating costs were below budget due to higher production combined with lower mining costs (with cost savings in drilling, blasting and grade control) and lower stockpile and deferred stripping adjustments (as compared to budget). Masbate’s AISC for the quarter were $751 per ounce, significantly below budget by $139 per ounce (16%) which reflects the lower cash operating costs noted above and were also $57 per ounce (7%) lower compared with the first quarter of 2017.

Capital expenditures in the first quarter of 2018 totaled $12 million which mainly consisted of Masbate processing plant upgrades of $4 million, mobile equipment purchases of $2 million and deferred stripping costs of $2 million.

For full-year 2018, the Masbate Mine is expected to produce between 180,000 and 190,000 ounces of gold at cash operating costs of between $675 and $720 per ounce and AISC of between $875 and $925 per ounce.

A detailed capital cost estimate of $26 million was recently completed by Lycopodium Ltd., working with the Company’s engineering team, for the expansion of the Masbate processing plant to 8 million tonnes per year ($23 million in 2018 and $3 million in 2019). The expansion which is being conducted by B2Gold’s in-house team primarily consists of adding a third ball mill and upgrading the existing crushing circuit. The ball mill is currently on site, with preliminary works planned to commence in the second quarter of 2018. No addition to the mining fleet is required as the additional feed will come from the lower-grade material that was in the original mine plan but was scheduled to be stockpiled. When the expansion is online (expected in early 2019), it is projected to keep Masbate’s annual gold production near 200,000 ounces per year during the mining phase, and is expected to keep gold production above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life.

The Company has a successful track record of adding reserves and resources at its operations (and thereby extending mine life) through exploration. The Masbate exploration budget for 2018 is approximately $5 million including 12,000 metres of diamond drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence and on regional targets.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had a strong start to the year, following a record year of gold production in 2017, with first quarter gold production of 39,499 ounces which was above budget by 6% (2,174 ounces). Mill throughput, recoveries and processed grade were all slightly above budget, as the mine continues to incrementally optimize its operations. Compared to the prior-year quarter, gold production was lower by 8% (3,275 ounces), as planned, due to a negligible amount of Wolfshag ore being mined in 2018 while Phase 2 of the Wolfshag Pit is being developed. Ore production is planned to resume again from the Wolfshag Pit in 2019 when it is projected to provide higher grade open-pit mill feed. The Otjikoto mill continued to operate well, processing 827,227 tonnes (Q1 2017 – 832,805 tonnes) in the quarter at an average grade of 1.51 g/t (Q1 2017 – 1.62 g/t) with gold recoveries averaging 98.7% (Q1 2017 - 98.6%) .

For first quarter 2018, Otjikoto’s cash operating costs were $569 per ounce, $57 per ounce (9%) below budget, and AISC were $758 per ounce, $50 per ounce (6%) below budget. These favourable budget variances mainly resulted from higher than expected production combined with lower than expected processing and site general costs. Compared to the prior-year quarter, cash operating costs were higher (as planned) by $156 per ounce, as the prior-year quarter had benefitted from higher production, lower fuel costs and a weaker Namibian dollar. However, compared to the prior-year quarter, AISC in the first quarter of 2018 were lower by $13 per ounce as a result of lower sustaining capital expenditures (mainly for mobile equipment) which offset the higher cash operating costs.

Capital expenditures in the first quarter of 2018 totaled $11 million, mainly consisting of $6 million for pre-stripping, $3 million for installation of a solar power plant and $1 million for mobile equipment rebuilds. Otjikoto’s solar plant commenced full commissioning in early April 2018 and by changing the power plant to an HFO solar hybrid plant is expected to reduce Otjikoto’s HFO consumption by approximately 2.3 million litres and reduce associated power generation fuel costs by approximately 10% in 2018.

For full-year 2018, the Otjikoto Mine is expected to produce between 160,000 and 170,000 ounces of gold, primarily from the Otjikoto Pit, at cash operating costs of between $480 and $525 per ounce and AISC of between $700 and $750 per ounce.

Geotechnical, hydrogeological, and design studies for Wolfshag have been completed, based on an updated resource model, resulting in a larger open pit than previously reported. Mining at Wolfshag commenced in late 2016 and Wolfshag ore provided a significant component of the Otjikoto mill feed in 2017. Updated Wolfshag mineral reserves and resources were reported in the Company's recent Annual Information Form, dated March 23, 2018, with 372,000 ounces of Probable Mineral Reserves (4.29 million tonnes at an average grade of 2.70 g/t, on a 90% attributable basis) remaining in the Wolfshag open pit as at December 31, 2017. This updated reserve, based on the larger Wolfshag open-pit design, includes an additional 132,000 ounces of Probable Mineral Reserves (1.42 million tonnes at an average grade of 2.88 g/t, on a 90% attributable basis) within Wolfshag Phase 4. In addition, the Wolfshag mineral resource remains open down-plunge and may be exploitable in the future by underground mining.

The Company’s total exploration budget for Namibia in 2018 is approximately $5 million. Exploration in 2018 will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling split between the Otjikoto Project and the Ondundu joint venture.

La Libertad Gold Mine - Nicaragua

La Libertad Mine in Nicaragua produced 19,367 ounces of gold in the first quarter of 2018, 10% (2,128 ounces) below budget and 32% (9,172 ounces) lower than the first quarter of 2017. Gold production at La Libertad has been affected by delays in receiving mine permits for new mining areas. However, mine permits are now in place for all open pit and underground operations with the exception of the Jabali Antenna Pit. The San Diego mining permit was received in February 2018 (later than expected) but the new pit is now fully operational. Gold production at La Libertad was slightly above budget for the month of March, as the mill benefitted from increased sources and volume of open-pit ore with the new San Juan and San Diego pits coming fully on-stream, and through April 2018 the operation has continued to track to budgeted monthly production.

Jabali Antenna Underground remains under development with the planned ventilation raise now complete. Access ramp development has advanced approximately two months ahead of original schedule for 2018, as a result of an early start by the underground mining contractor. The Company expects to begin processing ore from Jabali Antenna Underground in July.

La Libertad’s cash operating costs in the quarter were $1,023 per ounce, $89 per ounce (10%) above budget, due to the lower than budgeted production discussed above. La Libertad’s AISC were $1,330 per ounce, below budget by $419 per ounce (24%), due to the timing of sustaining capital expenditures (mainly for land acquisition and resettlement costs) which are now forecast to occur later in the year. La Libertad’s per ounce cash operating costs and AISC are budgeted to improve significantly in the second half of the year along with higher forecast production.

Total capital expenditures in the first quarter of 2018 were $5 million, mainly consisting of pre-stripping costs of $2 million and underground development costs of $2 million.

For full-year 2018, La Libertad Mine is expected to produce between 115,000 and 120,000 ounces of gold at cash operating costs of between $745 and $790 per ounce and AISC of between $1,050 and $1,100 per ounce. La Libertad’s production forecast assumes that production will start from the Jabali Antenna Pit in the third quarter of 2018 (dependent upon the successful completion of resettlement activities and receipt of the remaining mining permit). The Company continues to work with local residents, the mayor, and senior government officials to advance the permit status for the Jabali Antenna Pit, and contingency plans to increase production from other current operations are in place to meet guidance should permitting and resettlement of the Jabali Antenna Pit be delayed.

Current plans at La Libertad include mining and processing into 2020 with a combination of mineral reserves and mineral resources. The Company has a successful track record of converting its mineral resources to reserves, and exploration of additional mineral targets continues. Mineral resources that are not mineral reserves do not yet have demonstrated economic viability.

La Libertad’s exploration budget for 2018 is approximately $5 million for a total of 9,000 metres of planned diamond drilling. The program is split between infill (near-mine) drilling and drilling on several regional targets.

El Limon Gold Mine - Nicaragua

El Limon Mine in Nicaragua produced 13,529 ounces of gold in the first quarter of 2018, slightly below budget (of 14,405 ounces) and 53% (4,668 ounces) higher than the first quarter of 2017. During 2017, El Limon’s production was affected by operational issues, including underground water pumping breakdowns, which had delayed high-grade ore flow from Santa Pancha Underground. Management and operational changes were made at El Limon and mining operations returned to budgeted (normal) production rates in the fourth quarter of 2017 with operational improvements, including the successful rehabilitation of the Santa Pancha 1 dewatering well. The mining permit for the new Mercedes Pit was recently received in December 2017 and the pit is now fully operational, accounting for over 30% of the mined ounces for the quarter.

For first quarter 2018, El Limon’s cash operating costs were $1,007 per ounce (compared to budget of $793 per ounce) and AISC were $1,586 per ounce (compared to budget of $1,382 per ounce), both exceeding budget mainly due to the timing of development costs for the new Mercedes Pit (which were originally planned for December 2017, but which were delayed and not incurred until early 2018). With that development now completed, it is expected that El Limon’s cash operating costs and AISC will improve for the remainder of the year.

Capital expenditures in the first quarter of 2018 totaled $6 million which mainly consisted of underground development costs for Santa Pancha of $2 million and tailing storage facility costs of $1 million.

For full-year 2018, El Limon is expected to produce between 55,000 and 60,000 ounces of gold at cash operating costs of between $700 and $750 per ounce and AISC of between $1,135 and $1,185 per ounce.

On February 23, 2018, the Company announced the newly-discovered El Limon Central zone. Historical records had indicated that parts of the Central zone had been mined underground in past decades. However, the Company’s recent exploration success at the Central zone demonstrated that underground mining was much more limited than previously thought. As a result, on February 23, 2018, the Company announced a positive initial open-pit Inferred Mineral Resource at El Limon Central zone of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold (100% basis) (see news release dated 2/23/18). The Central zone, at its closest point, is approximately 150 metres from El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. This large, good grade, resource has the potential to decrease El Limon’s cash operating costs per ounce and AISC per ounce, and significantly increase its mine life and potentially lead to the expansion of the existing processing facilities. The Company is currently conducting additional metallurgical testing on El Limon Central ore samples and a study to evaluate the potential to expand El Limon throughput to significantly increase annual gold production. The study results are expected by mid-2018.

El Limon central vein structure has been drill tested along a 2.2 -kilometre strike length so far, and remains open to depth and along strike, and will be further drill tested during 2018. El Limon’s exploration budget for 2018 is approximately $7 million for a total of 25,000 metres of planned diamond drilling to further infill at the Central zone and to further explore the structure along strike where it remains open.

Development

Gramalote Development Project - Colombia

In 2017, the Company, in conjunction with its joint venture partner, AngloGold Ashanti ("AGA”) advanced the Gramalote Project to the pre-feasibility study stage. For 2018, the Company and AGA have agreed a total work program budget of $18 million to continue to advance the Gramalote Project. However, the Company has capped its contribution for 2018 at $5 million. Therefore if the full $18 million program is completed in 2018, the Company expects that its ownership in Gramalote will be diluted down to approximately 48.0% . Upon completion of the 2018 work program and evaluation of the results, the Company will reassess its options with respect to the future of the Gramalote Project.

Outlook and Strategy

As outlined above, B2Gold had a highly successful first quarter of 2018. The highlights were: the first quarter of full-scale commercial production from our new, largest, and lowest-cost gold mine, the Fekola Mine in Mali; the continued strong performances of the Masbate and Otjikoto gold mines in the Philippines and Namibia, respectively; strong financial results due to the record quarterly gold production revenue, and dramatically increased cash flows from operations to $147 million (a 272% increase over the first quarter of 2017). Also in the quarter, the Company continued to pursue growth by significantly advancing its development and exploration projects.

In addition, during the first quarter of March 31, 2018, B2Gold reported that it had ended the quarter in a strong cash position of $168 million and paid down the Company’s revolving corporate debt facility by $75 million to leave an outstanding balance of $275 million at quarter-end. Subsequent to the quarter, the Company made further net repayments of $25 million on the revolver. The Company also pursued studies and programs to expand production from existing mines and continued to aggressively pursue growth through the exploration and advancement of the Company’s impressive portfolio of mineral properties.

Based on the successful first quarter results, and current projections, including the first full year of production from the Fekola Mine, B2Gold’s consolidated gold production will increase by 300,000 ounces to between 910,000 and 950,000 ounces of consolidated gold production in 2018, with projected AISC of between $780 to $830 per ounce. Based on a $1,300 gold price, the Company expects cash from mining operations to increase from approximately $155 million in 2017 to an average of close to $0.5 billion per year over the next three years, including 2018.

The Fekola Mine success is the latest in a series of accretive acquisitions, construction and exploration successes that have resulted in a steady rise in profitable production over the last 11 years, from 2007, when B2Gold was created as a junior exploration company with no gold production, to the projected 2018 production of between 910,000 to 950,000 ounces gold from the Company’s five gold mines in four countries.

This dramatic growth has been driven by a number of key factors. Amongst them are: the Company’s disciplined approach to acquisitions, based on detailed due diligence by B2Gold’s experienced, technical, legal and financial teams; the outstanding performance of our in-house construction team; B2Gold’s highly-experienced exploration team that has realized significant exploration success at the Company’s properties; and our dedicated country and mine management teams and employees, who are supported and empowered by our corporate executive and management teams.

This dramatic growth and the Company’s historic and ongoing commitment to exploration and accretive development acquisitions have resulted in the Company generating numerous additional exciting growth opportunities from existing assets.

Looking Forward

For the rest of 2018 and beyond, B2Gold plans to: continue to optimize production from its existing gold mines; strive to maintain its outstanding health and safety records; continue its commitment to corporate social responsibility; remain in a strong financial position while reducing debt levels; and pursue further growth through the exploration and development of our impressive pipeline of existing properties and new exploration initiatives.

With some investors and therefore gold mining companies' recent renewed interest in growth, B2Gold believes that competition for the acquisition of development assets has returned and will likely continue to increase. With our successful strategy to date of contrarian opportunistic acquisitions that have been successfully developed, while growth was largely out of favour, B2Gold’s near-term strategy does not include competing for growth opportunities through significant mergers or acquisitions of development-stage companies or projects. Instead, B2Gold intends to focus on organic growth, unlocking potential value through the possible expansion of B2Gold’s existing mines, development of opportunities at current projects and further brownfields and grassroots exploration around the mines and existing properties. In addition, B2Gold will continue its long-term commitment to exploration as the cheapest source of growth by acquiring and funding exploration opportunities directly and considering potential exploration growth through joint-ventures with, and investments in, junior companies with high-quality exploration projects.

As part of this strategy to pursue organic growth, the Company has budgeted a total of $53 million for exploration in 2018. Brownfields exploration will make up approximately 80% of this budget, focusing on drilling campaigns on existing projects.

In conclusion, 2018 will be another transformative, record-setting year of low-cost gold production for B2Gold as the world’s new senior gold producer. With the Company’s projected dramatic increase in gold production and cash flows from operations in 2018, the strong production and financial results from the first quarter, and commitment to the pursuit of continued growth through the exploration and development of the Company's existing pipeline of assets, B2Gold is looking forward to a successful 2018, and beyond.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

John Rajala, Vice President of Metallurgy of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to El Limon development contained in this news release.

First Quarter 2018 Financial Results - Conference Call/Webcast Details

B2Gold will release its first quarter 2018 results before the North American markets open on Thursday, May 10, 2018.

B2Gold executives will host a conference call to discuss the results on Thursday, May 10, 2018, at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/27596. A playback version of the call will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 7166938).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and the Company’s guidance presented in this news release reflect the total production at the mines the Company operates on a 100% basis.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, guidance, forecasts, estimates and other statements regarding future financial and operational performance, events, production, mine life, revenue, including an assumed gold price of $1,300, cash flows, costs, including projected cash operating costs and AISC and expected decrease of forecast consolidated cash operating costs and AISC in 2018, capital expenditures, budgets, throughput, ore processing, cash flows and growth; production estimates and guidance, including the Company’s projected increase of gold production to between 910,000 and 950,000 ounces in 2018, reflecting production growth of approximately 300,000 ounces from 2017; project-specific projections of gold production and costs; the increased production and low costs increasing the Company’s production revenues, cash from operations and cash flow for many years; and statements regarding anticipated exploration, drilling, development, construction, production, permitting and other activities and achievements of the Company, including but not limited to: the Company achieving transformational growth in 2018, the Company’s projected per annum average gold sales revenues of approximately $1.2 billion, cash flow from operations of approximately $0.5 billion and a significant increase in free cash flow over the next three years starting in 2018, the planned repayment of the Company’s debt in 2018, including anticipated repayment of the Company’s $259 million convertible notes, the Company projecting that it will have sufficient liquidity from 2018 operating cash flow and existing credit facilities to repay the notes in full and maintain a strong cash position, the Fekola Shareholders’ Agreement and Share Purchase Agreement being ratified during the Mali National Assembly session in June 2018, the Fekola North Extension zone drill results continuing to convert resources to reserves, the release of an updated Fekola mineral resource in the third quarter of 2018, further results of the Anaconda drill program being released later in the year, the expansion of the Masbate processing plant and its preliminary works commencing in the second quarter of 2018, such expansion coming online in early 2019, the projected effects of such expansion on Masbate’s annual production, the expected reduction of the Otjikoto HFO consumption and associated power generation fuel costs as a result of changing the Otjikoto power plant to an HFO solar hybrid plan, production at the Jabali Antenna Pit starting in the third quarter of 2018, the timing of current plans at La Libertad, including capital expenditures expected to be incurred later in 2018, the newly discovered El Limon Central zone and its potential to decrease El Limon’s cash operating costs per ounce and AISC per ounce and significantly increase its mine life and potentially lead to mill expansion, the results of the study of the potential to expand El Limon throughput to significantly increase production being available by mid-2018, the Company’s plans regarding: (i) optimizing production from its gold mines, (ii) maintaining its health and safety records, (iii) commitment to Corporate Social Responsibility, (iv) remaining in a strong financial position while reducing debt levels, and (v) pursuing further growth through the exploration and development of its pipeline of existing properties and new exploration initiative, and the Company continuing to acquire and explore grass roots exploration opportunities and potential growth through joint-ventures and investment in junior companies with high-quality exploration project. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and the Company’s common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in the Company’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks related to financing and debt, including potential restrictions imposed on the Company’s operations as a result thereof and the ability to generate sufficient cash flows; risks related to operations in foreign and developing countries and compliance with foreign laws, including those associated with operations Mali, Namibia, the Philippine, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks including local instability or acts of terrorism and the effects thereof; risks related to reliance upon contractors, third parties and joint venture partners; risks related to lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for the Company’s operations including risks related to strikes and the halting of such operations from time to time; risks related to conflict with small scale miners; risks related to failures of information systems or information security threats; the final outcome of the audit by the DENR in relation to the Masbate Project; ability to maintain adequate internal control over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; risks related to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, the Company’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. The Company’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company’s ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs”,“all-in sustaining costs” (or “AISC”), and “adjusted net income”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain such measures and reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards. In particular, this news release may refer to “mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	2018	2017

Gold revenue	$344,288	$146,256

Cost of sales
Production costs	(122,298)	(67,047)
Depreciation and depletion	(81,248)	(36,381)
Royalties and production taxes	(21,162)	(5,762)
Total cost of sales	(224,708)	(109,190)

Gross profit	119,580	37,066

General and administrative	(12,018)	(7,381)
Share-based payments	(3,994)	(1,601)
Impairment of long-lived assets	(18,186)	—
Write-down of mineral property interests	—	(1,439)
Provision for non-recoverable input taxes	(556)	(578)
Foreign exchange (losses) gains	(367)	319
Other	(961)	(959)
Operating income	83,498	25,427

Unrealized gain (loss) on fair value of convertible notes	11,214	(14,456)
Community relations	(1,343)	(1,580)
Interest and financing expense	(8,305)	(2,133)
Realized gains (losses) on derivative instruments	923	(448)
Unrealized gains (losses) on derivative instruments	2,105	(5,337)
Write-down of long-term investments	—	(883)
Other	(133)	(189)
Income before taxes	87,959	401

Current income tax, withholding and other taxes expense	(39,479)	(4,760)
Deferred income tax recovery (expense)	8,948	(198)
Net income (loss) for the period	$57,428	$(4,557)

Attributable to:
Shareholders of the Company	$56,482	$(5,499)
Non-controlling interests	946	942
Net income (loss) for the period	$57,428	$(4,557)

Earnings (loss) per share
(attributable to shareholders of the Company)
Basic	$0.06	$(0.01)
Diluted	$0.04	$(0.01)

Weighted average number of common shares outstanding
(in thousands)
Basic	982,160	970,440
Diluted	1,063,532	970,440

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2018	2017
Operating activities
Net income (loss) for the period	$57,428	$(4,557)
Non-cash charges, net	74,717	47,376
Changes in non-cash working capital	13,810	(16,961)
Proceeds from prepaid sales	—	15,000
Changes in long-term value added tax receivables	1,321	(1,259)
Cash provided by operating activities	147,276	39,599

Financing activities
Repayment of credit facility	(75,000)	—
Fekola equipment loan facility, drawdowns net of transaction costs	20,859	26,126
Repayment of Otjikoto equipment loan facility	(2,580)	(2,269)
Masbate equipment loan facility, drawdowns net of transaction costs	4,435	—
Repayments of Masbate equipment loan facility	(437)	—
Repayment of Nicaraguan equipment loans	(425)	(307)
Interest and commitment fees paid	(6,887)	(2,503)
Common shares issued for cash on exercise of stock options	4,875	17,968
Restricted cash movement	(1,418)	(4,286)
Cash (used) provided by financing activities	(56,578)	34,729

Investing activities
Expenditures on mining interests:
Fekola Mine, development and sustaining capital	(21,087)	(67,810)
Otjikoto Mine, development and sustaining capital	(11,376)	(12,552)
Masbate Mine, development and sustaining capital	(11,837)	(14,954)
Libertad Mine, development and sustaining capital	(4,615)	(3,592)
Limon Mine, development and sustaining capital	(5,980)	(3,331)
Gramalote Project, prefeasibility and exploration	(2,436)	(2,585)
Other exploration and development	(13,653)	(11,013)
Other	(15)	(26)
Cash used by investing activities	(70,999)	(115,863)

Increase (decrease) in cash and cash equivalents	19,699	(41,535)

Effect of exchange rate changes on cash and cash equivalents	749	95
Cash and cash equivalents, beginning of period	147,468	144,671
Cash and cash equivalents, end of period	$167,916	$103,231

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at March 31,	As at December 31,
	2018	2017
Assets
Current
Cash and cash equivalents	$167,916	$147,468
Accounts receivable, prepaids and other	21,311	20,603
Value-added and other tax receivables	20,565	21,335
Inventories	214,709	206,445
	424,501	395,851

Assets held for sale	10,855	—

Long-term investments	6,796	9,744
Value-added tax receivables	21,768	22,318
Mining interests
Owned by subsidiaries	2,076,862	2,124,133
Investments in joint ventures	67,644	65,830
Other assets	42,646	39,848
Deferred income taxes	36,559	27,433
	$2,687,631	$2,685,157
Liabilities
Current
Accounts payable and accrued liabilities	$80,902	$95,092
Current income and other taxes payable	62,168	26,448
Current portion of derivative instruments at fair value	2,380	4,952
Current portion of long-term debt	299,070	302,630
Current portion of prepaid sales	63,000	60,000
Current portion of mine restoration provisions	1,819	1,819
Other current liabilities	3,381	3,603
	512,720	494,544
Long-term debt	343,464	399,551
Prepaid sales	12,000	30,000
Mine restoration provisions	93,553	96,627
Deferred income taxes	81,696	81,518
Employee benefits obligation	12,596	14,708
Other long-term liabilities	1,687	1,816
	1,057,716	1,118,764
Equity
Shareholders’ equity
Share capital
Issued: 983,236,277 common shares (Dec 31, 2017 – 980,932,908)	2,203,759	2,197,267
Contributed surplus	62,451	60,039
Accumulated other comprehensive loss	(142,788)	(94,294)
Deficit	(508,948)	(610,908)
	1,614,474	1,552,104
Non-controlling interests	15,441	14,289
	1,629,915	1,566,393
	$2,687,631	$2,685,157